Exhibit 99.1

Nyxoah Announces Closing of Offering and Partial Exercise of Option to Purchase Additional Shares

May 31, 2024

INSIDE INFORMATION

REGULATED INFORMATION

Nyxoah Announces Closing of Offering and Partial Exercise of

Option to Purchase Additional Shares

Mont-Saint-Guibert, Belgium – May 31, 2024, 8:00am CET / 2:00am ET – Nyxoah SA (Euronext Brussels/ Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the closing of its previously announced underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States, including within the European Union, in which 5,374,755 shares of its ordinary shares were sold at an offering price of $9.25 (EUR 8.54) per share, before underwriting discounts and commissions. This resulted in total gross proceeds, before deducting underwriting discounts and commissions and other offering expenses payable by Nyxoah, of approximately $50 million (EUR 45.9 million).

In addition, Nyxoah announced today that the underwriters of the Offering have exercised their option to purchase additional shares for 300,000 shares at the public offering price of $9.25 (EUR 8.54) per share, before underwriting discounts and commissions. This exercise will bring the total gross proceeds of the Offering to approximately $52.5 million (EUR 48.5 million) before deducting underwriting discounts and commissions and estimated offering expenses. The closing of the exercise of the option to purchase 300,000 additional shares is expected to occur on June 3, 2024, subject to the satisfaction of customary closing conditions.

Nyxoah intends to use the net proceeds from the proposed offering (i) for pre-commercialization and commercialization activities in the United States; (ii) to continue gathering clinical data and to support physician initiated clinical research projects related to OSA patient treatments; (iii) to further finance research and development activities related to the next generation of the Genio system and to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (iv) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

Cantor Fitzgerald & Co. acted as the sole book-running manager for the offering. Degroof Petercam acted as a co-manager.

The public offering in the United States was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-268955) that was filed by Nyxoah with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 6, 2023. Copies of the final prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering are available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus may be obtained by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022; email: prospectus@cantor.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-Looking Statements

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements may be identified by words such as “expects,” “potential,” “could,” or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include express or implied statements relating to, among other things, Nyxoah’s current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies; and statements relating to the offering, including the expected closing, the anticipated proceeds from the offering and the use thereof. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond Nyxoah’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, these risks and uncertainties include, without limitation, risks relating to market conditions and the Company’s inability, or the inability of the underwriters, to satisfy the conditions for the closing of the offering. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. Other risks and uncertainties faced by Nyxoah include those identified under the heading "Risk Factors" in Nyxoah’s most recent Annual Report on Form 20-F filed with the SEC, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Nyxoah’s views as of the date hereof, and Nyxoah does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com

Attachment

• ENGLISH_Financing Closing and Exercise of Greenshoe Press Release - May 2024